December 2, 2011

VIA EDGAR AND OVERNIGHT MAIL

Mr. David R. Humphrey

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Altria Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011 and
Definitive Proxy Statement on Schedule 14A
Filed April 8, 2011
File No. 001-08940

Dear Mr. Humphrey:

We are transmitting the response of Altria Group, Inc. (“Altria”) to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) dated November 17, 2011 (the “Comment Letter”), which follows the Staff’s original comment letter dated April 19, 2011 and subsequent comment letter dated June 7, 2011, in each case relating to Altria’s Form 10-K for the year ended December 31, 2010 filed on February 25, 2011 (the “Form 10-K”) and Definitive Proxy Statement on Schedule 14A filed on April 8, 2011.

Altria Group, Inc.

6601 West Broad Street, Richmond, VA 23230

Mr. David R. Humphrey

U.S. Securities and Exchange Commission

December 2, 2011

Set forth below are Altria’s responses to the Comment Letter. For ease of reference, we have reproduced the comments in your letter in italics, as numbered, before each response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements, page 25

Note 16, Income Taxes, page 39

1.	It appears the payments to the IRS of $150 million in 2006 and $945 million in 2010 are comprised of disallowed benefits, interest and potential penalties. In this regard, please tell us the amount of potential penalties, if any, included in each of these payments.

RESPONSE:

1996 – 2003 Tax Years

The payments to the Internal Revenue Service (“IRS”) of $150 million in 2006 (related to the 1996-1999 audit cycle) and $945 million in 2010 (related to the 2000-2003 audit cycle) did not include penalties, because the IRS did not assess penalties against Altria in these audit cycles, each of which is now closed.

2004 – 2009 Tax Years

Altria did not record a liability for potential penalties for the 2004-2009 tax years in connection with Philip Morris Capital Corporation (“PMCC”) LILO and SILO transactions because Altria believes it met the applicable standards to avoid penalties at the time it filed its tax returns. The IRS cannot assess penalties simply because it disagrees with the taxpayer’s tax position. The Internal Revenue Code provides that the IRS may not assess penalties if the taxpayer can demonstrate that it had reasonable cause for its tax position and acted in good faith at the time it filed its tax returns, even if such tax position is later found to be incorrect by the IRS or a court. The regulations provide that reliance on professional advice constitutes reasonable cause and good faith if the reliance is reasonable and in good faith. Courts applying these standards have repeatedly found that penalties are inappropriate if a taxpayer has reasonably relied on the advice of outside tax counsel in formulating the tax position reflected in the taxpayer’s tax returns.

PMCC and Altria sought legal opinions from outside tax counsel at various times with respect to the LILO and SILO transactions:

(1) As indicated in our July 14, 2011 response letter, before entering into each of the LILO and SILO transactions, PMCC obtained a legal opinion from its outside tax counsel

Mr. David R. Humphrey

U.S. Securities and Exchange Commission

December 2, 2011

indicating, at a high level of confidence, that the transaction satisfied applicable tax law requirements.

(2) Each quarter Altria evaluated its tax position with outside tax counsel, concluding under Accounting Standards Codification 740 Income Taxes (as described in our July 14, 2011 response letter) that its tax positions were more likely than not to be sustained in litigation. These conclusions were supported by legal opinions from outside tax counsel that were issued for financial reporting purposes.

(3) For the 2008 and 2009 tax years, when cases involving LILO and SILO transactions were beginning to be decided by the courts, Altria obtained supplemental, extensive legal opinions from outside tax counsel that agreed with Altria’s assessment of its tax positions and therefore confirmed that penalties should not be imposed with respect to those tax years.

The issuance of the April 2011 Wells Fargo decision discussed in our July 14, 2011 response letter, which resulted in Altria taking a charge against earnings with respect to the disallowed benefits and interest related to the LILO and SILO transactions entered into between 1996 and 2003, does not impact Altria’s determination that it satisfied the reasonable cause and good faith standard to avoid penalties as to 2009 and prior tax years because such determinations were made as of the time Altria filed its tax returns for those years, which in each case predated the Wells Fargo decision. Moreover, it is important to note that in 2008 the IRS announced a settlement initiative with taxpayers who had entered into LILO and SILO transactions in which the IRS expressly agreed to waive penalties. Altria was also generally aware that the IRS was not seeking penalties from taxpayers settling outside the initiative. Finally, Altria notes that the same rationale applies to state-level penalties, which generally follow the federal rules.

Altria has consistently disclosed the potential for penalties, but it has not quantified that potential based on its assessment that the imposition of penalties is highly unlikely as described above.

2.	Please reconcile the $645 million income statement charge recognized during the quarter ended June 30, 2011 to the $2.2 billion actual and expected IRS assessments for the audit cycles of 1996 through 2010. Such reconciliation should summarize total amounts associated with timing differences, interest and potential penalties, if any, on a gross basis, with a separate reconciling item for the tax impact of such amounts.

RESPONSE:

We first seek to clarify that the amount of the income statement charge recognized during the quarter ended June 30, 2011, was $627 million, as disclosed in Altria’s Form 10-Q for

Mr. David R. Humphrey

U.S. Securities and Exchange Commission

December 2, 2011

the quarterly period ended June 30, 2011 (filed with the Securities and Exchange Commission on July 28, 2011). For the reasons discussed above, this charge does not include penalties. Altria also disclosed that actual and expected cash payments due to the IRS with respect to the LILO/SILO transactions for the tax years 1996 through 2011 were approximately $2.1 billion and that $1.1 billion had already been paid through June 30, 2011.

Below is a reconciliation of the actual and expected cash payments due to the IRS for the tax years 1996 through 2011 to the income statement charge recognized during the quarter ended June 30, 2011 ($ in billions).

	Timing Differences		Interest	Total

Estimated cash payments for 2004-2009	$(0.6)		$(0.2)	$(0.8)

Estimated cash payments for 2010-2011	(0.2	)(1)	—	(0.2)

Cash payment for 2000-2003 audit cycle - paid in 2010	(0.6)		(0.3)	(0.9)

Cash payment for 1996-1999 audit cycle - paid in 2006	(0.1)		(0.1)	(0.2)

Cash payments for tax underpayments and gross interest due to the IRS	(1.5)		(0.6)	(2.1)

Less: Tax underpayments (1996-2011) included in cash payments above	1.5		—	1.5

Less: Gross interest previously recorded as part of 40% LILO / 20% SILO settlement assumption	—		0.1	0.1

Charge for gross interest on tax underpayments	—		(0.5)	(0.5)

Less: Tax benefit on charge for gross interest	—		0.2	0.2

Net charge for interest on tax underpayments	—		(0.3)	(0.3)

Reduction to lease revenues booked from lease inception through June 30, 2011 in accordance with Accounting Standards Codification 840 Leases	(0.5)		—	(0.5)

Less: Tax benefit resulting from reduction to lease revenues	0.2	(2)	—	0.2

Income statement charge recorded in June 2011	$(0.3)		$(0.3)	$(0.6)

(1)

Such amount relates to the decision not to claim tax benefits for PMCC’s LILO and SILO transactions beginning in 2010 (see footnote (2) to the table included in the response to Comment #3 to this letter)

(2)	Such amount represents the tax benefit resulting from the reduction to lease revenues (see footnote (2) to the table included in the response to Comment #3 to this letter)

3.

Please provide us with a roll-forward summarizing the impact that timing differences associated with SILO/LILO transactions had on your deferred tax asset and deferred tax liability accounts on a yearly basis. A separate column detailing recalculated amounts should also be provided along with the original amounts. In this roll-

Mr. David R. Humphrey

U.S. Securities and Exchange Commission

December 2, 2011

forward summary, only include amounts associated with your SILO/LILO transactions.

RESPONSE:

Below is a roll-forward summarizing the impact that timing differences associated with LILO/SILO transactions had on our deferred tax liability.

LILO/SILO Deferred Tax Roll-forward

($ in billions)

	Beginning of Year Balance	Activity		End of Year Balance
1996	$—	$—	(1)	$—
1997	—	—	(1)	—
1998	—	—	(1)	—
1999	—	0.1	(1)	0.1
2000	0.1	0.1	(1)	0.2
2001	0.2	0.1	(1)	0.3
2002	0.3	0.1	(1)	0.4
2003	0.4	0.2	(1)	0.6
2004	0.6	0.2	(1)	0.8
2005	0.8	0.2	(1)	1.0
2006	1.0	0.2	(1)	1.2
2007	1.2	0.1	(1)	1.3
2008	1.3	0.1	(1)	1.4
2009	1.4	0.1	(1)	1.5
2010	1.5	0.1	(1)	1.6
2011	1.6	(0.4	)(2)	1.2	(As of 6/30/11)

(1)	Activity for 1996-2010 represents the temporary difference between book tax expense and tax refunds on tax losses included on Altria’s tax returns
(2)	Activity for 2011 represents the following two components:

Taxes to be paid in 2011 related to the decision not to claim tax benefits for PMCC’s LILO and SILO transactions beginning in 2010. This amount was reclassified as current income taxes payable. (see footnote (1) to the table included in the response to Comment #2 to this letter)	$(0.2)

Tax benefit resulting from the reduction to lease revenues (see footnote (2) to the table included in the response to Comment #2 to this letter)	(0.2)

$(0.4)

Mr. David R. Humphrey

U.S. Securities and Exchange Commission

December 2, 2011

* * * *

In addition, Altria acknowledges that:

•	Altria is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Altria may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If there is any additional information or materials that we might provide to assist the Staff’s review, please call me at (804) 274-7543. Similarly, please let me know if you wish to discuss our responses.

Sincerely,

/s/ Linda M. Warren
Linda M. Warren
Vice President & Controller

cc:	Howard A. Willard III

Louanna O. Heuhsen

W. Hildebrandt Surgner, Jr.